Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
ClearVoice, Inc.	United States
CreativeLive, Inc.	United States
Fiverr, Inc.	United States
Fiverr Germany GmbH	Germany
Fiverr Limited	Cyprus
Sharon Lee Thony Consulting, LLC	United States
Stoke Talent, Inc.	United States
Stoke Talent Ltd.	Israel
Working Not Working, Inc.	United States